
40-206A

File No. 803-_00204_

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 206A OF THE
INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT")
PROVIDING AN EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 206(3)

UBS FINANCIAL SERVICES, INC.
1200 Harbor Boulevard
Weehawken, New Jersey 07086

All communications, notices, and orders to:

Steven W. Stone
Monica L. Parry
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

This Application (including Exhibits) consists of 17 pages.



10000834

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of)	
)	APPLICATION FOR AN ORDER
UBS FINANCIAL SERVICES, INC.)	UNDER SECTION 206A OF THE
)	INVESTMENT ADVISERS ACT OF
File No. ●)	1940 PROVIDING AN EXEMPTION
)	FROM CERTAIN PROVISIONS OF
)	SECTION 206(3)

UBS Financial Services, Inc., a Delaware corporation, hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission" or "SEC") under Section 206A of the Investment Advisers Act of 1940 ("Advisers Act") providing an exemption from certain provisions of Section 206(3) of the Advisers Act. UBS Financial Services, Inc. also requests that the Commission's Order apply to future investment advisers controlling, controlled by, or under common control with UBS Financial Services, Inc. ("Future Advisers"). UBS Financial Services, Inc. is referred to herein as the "Applicant." Any Future Adviser relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.[1] For the reasons discussed below, the Applicant believes that the Order requested is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

I.   BACKGROUND

        A.   The Adviser

Applicant is registered as an investment adviser with the SEC and is a registered broker-dealer. Applicant is a subsidiary of UBS AG, a diversified financial services company with operations around the world. Applicant offers a number of advisory programs, including the UBS Strategic Advisor Program (the "Program"), which is a nondiscretionary advisory program.

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[1]   All entities that currently intend to rely on any Order granted pursuant to this Application are named as Applicants.

Applicant created the Program in 2004. In 2007, many of Applicant's fee-based brokerage accounts were converted to nondiscretionary advisory accounts in the Program following the invalidation of former Rule 202(a)(11)-1 under the Advisers Act. When these accounts had been fee-based brokerage accounts, Applicant, in its capacity as a broker-dealer, engaged in principal transactions with its customers, in accordance with applicable law. Applicant currently relies on Rule 206(3)-3T under the Advisers Act (the "Rule") to engage in principal transactions with its clients in the Program. The securities involved in these principal trades include government agency debt, municipal securities, corporate debt securities, preferred securities, U.S. Treasury securities, and brokered certificates of deposit.

Applicant currently has 86,679 client accounts in the Program. Those accounts have $38,939,780,318 in assets in the Program as of October 19, 2010. As of October 15, 2010, 29,782 client accounts with assets of $19,567,212,223 had consented to principal transactions in their Program Accounts in reliance on the Rule.

In the period from 1/1/2009 through 12/31/2009, there were 11,947 trades in the Program effected in reliance on the Rule, involving $684,442,213.08 in securities. In the period 1/1/2009 through 12/31/2009, 72 percent of the trades done in reliance on the Rule were purchases by client accounts with an average purchase value of $56,619.47. The balance of the trades effected in reliance on the Rule during that period, 28 percent, were sales from client accounts with an average sale value of $59,045.82.

Request for an Order

Section 206(3) of the Advisers Act provides that it is unlawful for any investment adviser, directly or indirectly, acting as principal for its own account, knowingly to sell any security to or purchase any security from a client without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client's consent to the transaction. The Rule deems an investment adviser to be in compliance with the provisions of Section 206(3) when the investment adviser, or a person controlling, controlled by, or under common control with the investment adviser, acting as principal for its own account, sells to or purchases from an advisory client any security, provided that the investment adviser complies with the conditions of the Rule.

The Rule requires, among other things, that the investment adviser obtain a client's written, revocable consent prospectively authorizing the adviser, directly or indirectly, acting as principal for its own account, to sell any security to or purchase any security from the client. The consent must be obtained after the adviser provides the client with written disclosure about: (i) the circumstances under which the investment adviser may engage in principal transactions with the client; (ii) the nature and significance of the conflicts the investment adviser has with its client's interests as a result of those transactions; and (iii) how the investment adviser addresses those conflicts. The investment adviser also must provide trade-by-trade disclosure to the client, before the execution of each principal transaction, of the capacity in which the adviser may act with respect to the transaction, and obtain the client's consent to the transaction. The trade-by-trade disclosure and consent may be written or oral.

The investment adviser also must provide to the client a trade confirmation that, in addition to the requirements of Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), includes a conspicuous, plain English statement informing the client that the investment adviser disclosed to the client before the execution of the transaction that the investment adviser may act as principal in connection with the transaction, that the client authorized the transaction, and that the investment adviser sold the security to or bought the security from the client for its own account. The investment adviser also must deliver to the client, at least annually, a written statement listing all transactions that were executed in the account in reliance on the Rule, including the date and price of each transaction. The Rule is available only to nondiscretionary advisory accounts that also are brokerage accounts. Rule 206(3)-3T is not available for principal transactions if the investment adviser or a person who controls, is controlled by, or is under common control with the adviser ("control person") is the issuer or is an underwriter of the security, except that an adviser may rely on the Rule for trades in which the adviser or a control person is an underwriter of non-convertible investment-grade debt securities.

The Rule is scheduled to expire on December 31, 2010. Upon expiration, the Applicant would be forced to provide trade-by-trade written disclosure to each nondiscretionary advisory client with whom the Applicant sought to engage in a principal transaction. The Applicant submits that its nondiscretionary clients, many of whom formerly were fee-based brokerage customers, have had access to their firm's inventory through principal transactions with their advisory firm for a number of years, and expect to continue to have such access in the future. The Applicant believes that engaging in principal transactions with its clients provides certain benefits to its clients, including access to debt securities of limited availability, such as municipal bonds. The written disclosure and client consent requirements of Section 206(3) act as an operational barrier to its ability to engage in principal trades with its clients, especially when the transaction involves securities of limited availability. These securities often are purchased and sold through electronic communications networks that operate rapidly; in the time needed for an adviser to prepare and deliver a written disclosure to the client and obtain the client's consent, the opportunity to act on a favorable price may be lost.

Applicant engages in principal trades a with its nondiscretionary advisory clients in reliance on the existing Rule. It would be an operational barrier for the Applicant to provide a written notice to all of its clients with whom it trades as principal before the completion of each principal transaction. Further, clients may be unable to receive a written notification or respond to one quickly, and delays could result in the opportunity no longer being available to the clients, or not available at a favorable price. Unless the Applicant is provided an exemption from Section 206(3), it will be unable to continue to provide the same range of services and access to the same types of securities to its nondiscretionary advisory clients as it currently is able to provide to clients under the Rule. Thus, clients that wish continued access to their firm's principal inventories would have to open a traditional brokerage account in which they will pay transaction-based compensation and forgo the protections of the Advisers Act.

The Applicant acknowledges that the Order, if granted, would not be construed as relieving in any way the Applicant from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by

3

Section 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws. The Applicant requests that the Commission issue it an Order pursuant to Section 206A providing an exemption from certain provisions of Section 206(3) only with respect to clients in the Program and any similar nondiscretionary program to be created in the future.

II. DISCUSSION

The Applicant submits that the conditions set forth below will adequately protect advisory clients that choose to engage in principal transactions with their investment advisers. The conditions set forth below incorporate all of the provisions of the Rule (with the exception of the ratings agency requirement for underwritten debt securities), as well as additional conditions requiring the Applicant to, among other things, (i) adopt and implement written policies and procedures reasonably designed to ensure compliance with the conditions of an Order granted by the Commission; (ii) create and maintain records to enable the chief compliance officer of the Applicant to review the Applicant's compliance with the conditions of such an order; and (iii) cause the chief compliance officer of the Applicant to monitor the Applicant's compliance with the conditions of such an Order and conduct testing reasonably sufficient to verify such compliance. These additional conditions are designed to ensure compliance with the requested Order's substantive conditions and to ensure that the Commission staff is able to examine records relative to the Applicant's compliance with the conditions of the requested order. The Applicant further submits that the conditions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

III. PRECEDENT

The Commission has not previously granted an order under the Advisers Act exempting a firm from compliance with the provisions of Section 206(3). The Rule itself, however, is support for the granting of the requested Order, in light of the Commission's careful consideration of the needs of advisory clients balanced against the investor protection goal of Section 206(3). The proposed conditions incorporate all of the provisions of the Rule (excepting the rating agency requirement for underwritten debt securities), as well as additional conditions designed to ensure compliance with the substantive conditions and to provide a means by which the SEC and its staff can examine the Applicant's compliance with the conditions. The Applicant further notes as support for the requested order that, more than ten years ago, the Commission stated that "advisory clients can benefit from [principal] transactions, depending on the circumstances, by obtaining a more favorable transaction price for the securities being purchased or sold than otherwise available."[2]

IV. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, and subject to the conditions listed below, the Applicant requests that the Commission issue an Order under Section 206A of the Advisers Act providing an exemption from certain provisions of Section 206(3).

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[2] *See* "Interpretation of Section 206(3) of the Investment Advisers Act of 1940," Advisers Act Release No. 1732 (July 17, 1998).

<u>Applicant's Conditions</u>:

The Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1.   The investment adviser will exercise no "investment discretion" (as such term is defined in section 3(a)(35) of the Securities Exchange Act of 1934 ("Exchange Act") (15 U.S.C. 78c(a)(35))), except investment discretion granted by the advisory client on a temporary or limited basis, with respect to the client's account.

2.   The investment adviser will not trade in reliance on this Order any security for which the investment adviser or any person controlling, controlled by, or under common control with the investment adviser is the issuer, or, at the time of the sale, an underwriter (as defined in section 202(a)(20) of the Advisers Act (15 U.S.C. 80b-2(a)(20))); *except that* the investment adviser or a person controlling, controlled by, or under common control with the investment adviser may be an underwriter of a qualifying underwritten security with respect to which the adviser has made a qualifying eligibility assessment. For purposes of this Condition: (a) a "qualifying underwritten security" means a non-convertible debt security that, at the time of sale to the client, the investment adviser has determined to be subject to no greater than moderate credit risk; and (b) a "qualifying eligibility assessment" means a determination by the investment adviser that a security meets its criteria for an "qualifying underwritten security" under circumstances in which: (i) the investment adviser has written policies and procedures for determining whether such security is a "qualifying underwritten security"; (ii) the investment adviser has complied with those policies and procedures; and (iii) the investment adviser has documented in reasonable detail the basis for such determination.

3.   The investment adviser will not directly or indirectly require the client to consent to principal trading as a condition to opening or maintaining an account with the investment adviser.

4.   The advisory client has executed a written revocable consent prospectively authorizing the investment adviser directly or indirectly to act as principal for its own account in selling any security to or purchasing any security from the advisory client. The advisory client's written consent must be obtained through a signature or other positive manifestation of consent that is separate from the signature indicating the client's consent to the advisory agreement. The separate signature line or alternative means of expressing consent must be preceded immediately by prominent, plain English disclosure containing either: (a) an explanation of: (i) the circumstances under which the investment adviser directly or indirectly may engage in principal transactions; (ii) the nature and significance of conflicts with its client's interests as a result of the transactions; and (iii) how the investment adviser addresses those conflicts; or (b) a statement explaining that the client is consenting to principal transactions, followed by a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific page or pages on which such disclosure is located. *Transition provision*: To the extent that the adviser obtained fully-informed written revocable consent from an advisory client for purposes of rule 206(3)-3T(a)(3) prior to the date of this Order, the adviser may rely on this Order with respect to such client without obtaining additional prospective consent from such client.

5.   The investment adviser, prior to the execution of each transaction in reliance on this Order, will: (a) inform the advisory client, orally or in writing, of the capacity in which it may act with respect to such transaction; and (b) obtain consent from the advisory client, orally or in writing, to act as principal for its own account with respect to such transaction.

6.   The investment adviser will send a written confirmation at or before completion of each such transaction that includes, in addition to the information required by 17 CFR 240.10b-10, a conspicuous, plain English statement informing the advisory client that the investment adviser: (a) disclosed to the client prior to the execution of the transaction that the adviser may be acting in a principal capacity in connection with the transaction and the client authorized the transaction; and (b) sold the security to, or bought the security from, the client for its own account.

7.   The investment adviser will send to the client, no less frequently than annually, written disclosure containing a list of all transactions that were executed in the client's account in reliance upon this Order, and the date and price of each such transaction.

8.   The investment adviser is a broker-dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o) and each account for which the investment adviser relies on this Order is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member.

9.   Each written disclosure required as a condition to this Order will include a conspicuous, plain English statement that the client may revoke the written consent referred to in Condition 4 above without penalty at any time by written notice to the investment adviser in accordance with reasonable procedures established by the investment adviser, but in all cases such revocation must be given effect within 5 business days of the investment adviser's receipt thereof.

10.   The investment adviser will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate it has made a "qualifying eligibility assessment" with respect to each determination that a security is a "qualifying underwritten security"; (b) documentation sufficient to demonstrate compliance with each disclosure and consent requirement under this Order; (c) in particular, documentation sufficient to demonstrate that, prior to the execution of each transaction in reliance on this Order, the adviser informed the advisory client of the capacity in which it may act with respect to the transaction and that it received the advisory client's consent (if the investment adviser informs the client orally of the capacity in which it may act with respect to such transaction or obtains oral consent, such records may, for example, include recordings of telephone conversations or contemporaneous written notations); and (d) documentation sufficient to enable the adviser's chief compliance officer to assess compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

11.   The investment adviser's chief compliance officer will monitor the investment adviser's compliance with the conditions of this Order and conduct testing reasonably sufficient to verify such compliance. Such monitoring and testing will address, *without limitation:* (a) the adviser's "qualifying eligibility assessments," including, in particular, compliance with written policies and procedures to determine that a security is a "qualifying underwritten security"; (b) compliance by the investment adviser with its disclosure and consent requirements under this Order; (c) the integrity and operation of electronic systems employed by the investment adviser in connection with its reliance on this Order; (d) compliance by the investment adviser with its recordkeeping obligations under this Order; (e) whether there is any evidence of the investment adviser engaging in "dumping" in connection with its reliance on this Order on at least a quarterly basis[3]; and (f) compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order.[4] The investment adviser's chief compliance officer will document the frequency and results of such monitoring and testing, and the investment adviser will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

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[3]   *See* Report of the Securities and Exchange Commission, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 2d Sess., pt. 3, at 2581, 2589 (1939) and Hearings on S.3580 Before a Subcommittee of the Commission on Banking and Currency, 76th Cong., 3d Sess. 209, 212-23 (1940).

[4]   For example, under sections 206(1) and (2), an adviser may not engage in any transaction on a principal basis with a client that is not consistent with the best interests of the client or that subrogates the client's interests to the adviser's own. *Cf.* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6).

V.   PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Applicant states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Steve W. Stone, Esq.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

(202) 739-3000

All requirements for the execution and filing of this Application on behalf of UBS Financial Services have been complied and are in accordance with its internal requirements, and the undersigned officer is fully authorized to execute this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

AUTHORIZATION AND SIGNATURE

All internal corporate and procedural requirements of UBS Financial Services have been complied with in connection with the execution and filing of this Application. The aforesaid has authorized the making of this Application.

UBS Financial Services Inc. has caused the undersigned person to sign this Application on its behalf in the County of K_ings_ , State of _New_York_ on this 21th day of _October_ 2010.

UBS Financial Services Inc.

By: _Michael Perry_
NAME: Michael Perry
TITLE: Managing Director, Head of Wealth
Management Advice & Platforms

Attest: _____

VERIFICATION

STATE OF New York) ss
COUNTY OF New York)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application ("Application") dated October 21, 2010, for and on behalf of UBS Financial Services, Inc.; that he is a Managing Director and Head of Wealth Managed Advice and Platforms of UBS Financial Services, Inc.; and that all actions by internal corporate procedures and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

UBS Financial Services Inc.

By: _____
NAME: Michael Perry
TITLE: Managing Director, Head of Wealth
Management Advice & Platforms

Subscribed and sworn to before me this 21st day of October , 2010.

_____
Official Seal

My Commission expires _____

STEVEN DRACHMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DR6207904
Qualified In Kings County
My Commission Expires June 15, 2013

LIST OF EXHIBITS

Exhibit A   Proposed Form of Notice.

SECURITIES AND EXCHANGE COMMISSION

Release No. IA-_____; File No. 803-____

NAME OF ADVISER

DATE, 2010

<u>Agency</u>:   Securities and Exchange Commission ("Commission")

<u>Action</u>:   Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 ("Advisers Act") from certain provisions of Section 206(3).

<u>Applicant</u>:   UBS Financial Services, Inc. ("Applicant").

<u>Relevant Advisers Act Sections</u>: Exemption requested under Section 206A from certain provisions of Section 206(3).

<u>Summary of Application</u>: Applicant requests that the Commission issue an order under Section 206A exempting it and future Applicants from the provisions of Section 206(3) with respect to principal transactions with nondiscretionary advisory clients.

<u>Filing Dates</u>: The application was filed on _____.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _____ _____, 2010, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of writer's interest, the reason for the request, and the issues contested. Persons may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, _____

<u>For Further Information Contact</u>: Brian M. Johnson, Attorney-Adviser, Devin F. Sullivan, Senior Counsel, Matthew N. Goldin, Branch Chief; or Sarah A. Bessin, Assistant Director at (202) 551-6787 (Office of Investment Adviser Regulation, Division of Investment Management).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained for a fee from the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850)).

Applicant's Representations

1.   The Applicant is registered as an investment adviser with the SEC and is a registered broker-dealer. The Applicant is a subsidiary of UBS AG, a diversified financial services company with operations around the world. The Applicant offers a number of advisory programs, including UBS Strategic Advisor Program, which is a nondiscretionary advisory program.

2.   In 2007, many of the Applicant's fee-based brokerage accounts were converted to nondiscretionary advisory accounts in the Program, following the invalidation of former Rule 202(a)(11)-1 under the Advisers Act. When these accounts had been fee-based brokerage accounts, the Applicant, in its capacity as a broker-dealer, engaged in principal transactions with its customers, in accordance with applicable law. The Applicant currently relies on Rule 206(3)-3T under the Advisers Act (the "Rule") to engage in principal transactions with its clients in the PROGRAM.

3.   Applicant currently has 86,679 client accounts in the Program. Those accounts have $38,939,780,318 in assets in the Program as of October 19, 2010.   As of October 15, 2010, 29,782 client accounts with assets of $19,567,212,223 had consented to principal transactions in their Program Accounts in reliance on the Rule.

4.   In the period from 1/1/2009 through 12/31/2009, there were 11,947 trades in the Program effected in reliance on the Rule, involving $684,442,213.08 in securities. In the period 1/1/2009 through 12/31/2009, 72 percent of the trades done in reliance on the Rule were purchases by client accounts with an average purchase value of $56,619.47. The balance of the trades effected in reliance on the Rule during that period, 28 percent, were sales from client accounts with an average sale value of $59,045.82.

5.   The Applicant acknowledges that the Order, if granted, would not be construed as relieving in any way the Applicant from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by sections 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws.

Applicant's Legal Analysis

1.   Section 206(3) provides that it is unlawful for any investment adviser, directly or indirectly, acting as principal for its own account, knowingly to sell any security to or purchase any security from a client, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client's consent to the transaction.   Rule 206(3)-3T deems an investment adviser to be in compliance with the provisions of Section 206(3) of the Advisers Act when the investment adviser, or a person controlling, controlled by, or under common control with the investment adviser, acting as principal for its own account, sells to or purchases from an advisory client any security, provided that the investment adviser complies with the conditions of the Rule.

2.   Rule 206(3)-3T requires, among other things, that the investment adviser obtain a client's written, revocable consent prospectively authorizing the adviser, directly or indirectly, acting as principal for its own account, to sell any security to or purchase any security from the client. The consent must be obtained after the adviser provides the client with written disclosure about: (i) the circumstances under which the investment adviser may engage in principal transactions with the client; (ii) the nature and significance of the conflicts the investment adviser has with its client's interests as a result of those transactions; and (iii) how the investment adviser addresses those conflicts. The investment adviser also must provide trade-by-trade disclosure to the client, before the execution of each principal transaction, of the capacity in which the adviser may act with respect to the transaction, and obtain the client's consent (which may be written or oral) to the transaction. The Rule is available only to nondiscretionary advisory accounts that also are brokerage accounts. Rule 206(3)-3T is not available for principal transactions if the investment adviser or a person who controls, is controlled by, or is under common control with the adviser ("control person") is the issuer or is an underwriter of the security, except that an adviser may rely on the Rule for trades in which the adviser or a control person is an underwriter of non-convertible investment-grade debt securities.

3.   The investment adviser also must provide to the client a trade confirmation that, in addition to the requirements of Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), includes a conspicuous, plain English statement informing the client that the investment adviser disclosed to the client before the execution of the transaction that the investment adviser may act as principal in connection with the transaction, that the client authorized the transaction, and that the investment adviser sold the security to or bought the security from the client for its own account. The investment adviser also must deliver to the client, at least annually, a written statement listing all transactions that were executed in the account in reliance on Rule 206(3)-3T, including the date and price of each transactions.

4.   Rule 206(3)-3T is available only to nondiscretionary advisory accounts that also are brokerage accounts. Rule 206(3)-3T is scheduled to expire on December 31, 2010. Upon expiration, the Applicant would be forced to provide trade-by-trade written disclosure to each nondiscretionary advisory client with whom the Applicant sought to engage in a principal transaction. The Applicant submits that its nondiscretionary clients, many of whom formerly were fee-based brokerage customers, have had access to the Applicant's inventory through principal transactions with the Applicant for a number of years, and expect to continue to have such access in the future. The Applicant believes that engaging in principal transactions with its clients provides certain benefits to its clients, including access to securities of limited availability, such as municipal bonds. The written disclosure and client consent requirements of Section 206(3) act as an operational barrier to its ability to engage in principal trades with its clients, especially when the transaction involves securities of limited availability.

5.   Unless the Applicant is provided an exemption from Section 206(3), it will be unable to provide the same range of services and access to the same types of securities to its nondiscretionary advisory clients as it currently is able to provide to clients under the Rule. Thus, clients who wish continued access to the Applicant's principal inventory would have to open a traditional brokerage account in which they will pay transaction-based compensation and forego the protections of the Advisers Act.

6.   The Applicant requests that the Commission issue it an Order pursuant to Section 206A from certain provisions of Section 206(3) only with respect to clients in the PROGRAM and any similar nondiscretionary program to be created in the future. The Applicant also requests that the Commission's Order apply to future investment advisers controlling, controlled by, or under common control with the Applicant ("Future Advisers"). Any Future Adviser relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.[5]

Applicant's Conditions:

The Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1.   The investment adviser will exercise no "investment discretion" (as such term is defined in section 3(a)(35) of the Exchange Act (15 U.S.C. 78c(a)(35))), except investment discretion granted by the advisory client on a temporary or limited basis, with respect to the client's account.

2.   The investment adviser will not trade in reliance on this Order any security for which the investment adviser or any person controlling, controlled by, or under common control with the investment adviser is the issuer, or, at the time of the sale, an underwriter (as defined in section 202(a)(20) of the Advisers Act (15 U.S.C. 80b-2(a)(20))); *except that* the investment adviser or a person controlling, controlled by, or under common control with the investment adviser may be an underwriter of a qualifying underwritten security with respect to which the adviser has made a qualifying eligibility assessment. For purposes of this Condition: (a) a "qualifying underwritten security" means a non-convertible debt security that, at the time of sale to the client, the investment adviser has determined to be subject to no greater than moderate credit risk; and (b) a "qualifying eligibility assessment" means a determination by the investment adviser that a security meets its criteria for a "qualifying underwritten security" under circumstances in which: (i) the investment adviser has written policies and procedures for determining whether such security is a "qualifying underwritten security"; (ii) the investment adviser has complied with those policies and procedures; and (iii) the investment adviser has documented in reasonable detail the basis for such determination.

3.   The investment adviser will not directly or indirectly require the client to consent to principal trading as a condition to opening or maintaining an account with the investment adviser.

4.   The advisory client has executed a written revocable consent prospectively authorizing the investment adviser directly or indirectly to act as principal for its own account in selling any security to or purchasing any security from the advisory client. The advisory client's written consent must be obtained through a signature or other positive manifestation of consent that is separate from the signature indicating the client's consent to the advisory agreement. The separate signature line or alternative means of expressing consent must be preceded immediately

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[5]   All entities that currently intend to rely on any order granted pursuant to this Application are named as Applicants.

by prominent, plain English disclosure containing either: (a) an explanation of: (i) the circumstances under which the investment adviser directly or indirectly may engage in principal transactions; (ii) the nature and significance of conflicts with its client's interests as a result of the transactions; and (iii) how the investment adviser addresses those conflicts; or (b) a statement explaining that the client is consenting to principal transactions, followed by a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific page or pages on which such disclosure is located. *Transition provision*: To the extent that the adviser obtained fully-informed written revocable consent from an advisory client for purposes of rule 206(3)-3T(a)(3) prior to the date of this Order, the adviser may rely on this Order with respect to such client without obtaining additional prospective consent from such client.

5.   The investment adviser, prior to the execution of each transaction in reliance on this Order, will: (a) inform the advisory client, orally or in writing, of the capacity in which it may act with respect to such transaction; and (b) obtain consent from the advisory client, orally or in writing, to act as principal for its own account with respect to such transaction.

6.   The investment adviser will send a written confirmation at or before completion of each such transaction that includes, in addition to the information required by 17 CFR 240.10b-10, a conspicuous, plain English statement informing the advisory client that the investment adviser: (a) disclosed to the client prior to the execution of the transaction that the adviser may be acting in a principal capacity in connection with the transaction and the client authorized the transaction; and (b) sold the security to, or bought the security from, the client for its own account.

7.   The investment adviser will send to the client, no less frequently than annually, written disclosure containing a list of all transactions that were executed in the client's account in reliance upon this Order, and the date and price of each such transaction.

8.   The investment adviser is a broker-dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o) and each account for which the investment adviser relies on this Order is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member.

9.   Each written disclosure required as a condition to this Order will include a conspicuous, plain English statement that the client may revoke the written consent referred to in Condition 4 above without penalty at any time by written notice to the investment adviser in accordance with reasonable procedures established by the investment adviser, but in all cases such revocation must be given effect within 5 business days of the investment adviser's receipt thereof.

10.   The investment adviser will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate it has made a "qualifying eligibility assessment" with respect to each determination that a security is a "qualifying underwritten debt security"; (b) documentation sufficient to demonstrate compliance with each disclosure and consent requirement under this Order; (c) in particular, documentation sufficient to demonstrate that, prior to the execution of each transaction in reliance on this Order, the adviser informed the

advisory client of the capacity in which it may act with respect to the transaction and that it received the advisory client's consent (if the investment adviser informs the client orally of the capacity in which it may act with respect to such transaction or obtains oral consent, such records may, for example, include recordings of telephone conversations or contemporaneous written notations); and (d) documentation sufficient to enable the adviser's chief compliance officer to assess compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

11. The investment adviser's chief compliance officer will monitor the investment adviser's compliance with the conditions of this Order and conduct testing reasonably sufficient to verify such compliance. Such monitoring and testing will address, *without limitation:* (a) the adviser's "qualifying eligibility assessments," including, in particular, compliance with written policies and procedures to determine that a security is a "qualifying underwritten security"; (b) compliance by the investment adviser with its disclosure and consent requirements under this Order; (c) the integrity and operation of electronic systems employed by the investment adviser in connection with its reliance on this Order; (d) compliance by the investment adviser with its recordkeeping obligations under this Order; (e) whether there is any evidence of the investment adviser engaging in "dumping" in connection with its reliance on this Order on at least a quarterly basis[6]; and (f) compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order.[7] The investment adviser's chief compliance officer will document the frequency and results of such monitoring and testing, and the investment adviser will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

For the Commission.

Elizabeth M. Murphy
Secretary

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[6] *See* Report of the Securities and Exchange Commission, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 2d Sess., pt. 3, at 2581, 2589 (1939) and Hearings on S.3580 Before a Subcommittee of the Commission on Banking and Currency, 76th Cong., 3d Sess. 209, 212-23 (1940)..

[7] For example, under sections 206(1) and (2), an adviser may not engage in any transaction on a principal basis with a client that is not consistent with the best interests of the client or that subrogates the client's interests to the adviser's own. *Cf.* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6).